              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                 (All amounts in thousands, except share data)

                                                                    Exhibit 99.2

                                  CERTIFICATION

I, Guo Hong, certify that this annual report on Form 20-F of Sinopec Beijing Yanhua Petrochemical Company Limited fully complies with the requirements of
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in this annual report fairly presents, in all material respects, the financial condition and results of operation of Sinopec Beijing Yanhua Petrochemical Company Limited.

Date: June 26, 2003               /s/ DUO HONG
                                  -------------------------
                                  Guo Hong Chief Financial Officer

NOTICE:

This certification is furnished pursuant to Section 906 of the Sarbanes-Oxley Act and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Sinopec Beijing Yanhua Petrochemical Company Limited and will be retained by Sinopec Beijing Yanhua Petrochemical Company Limited and furnished to the Securities and Exchange Commission or its staff upon request.